Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

July 2, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 1, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from EVgo Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of Class A Common Stock, $0.0001 par value per share

Redeemable warrants, each whole warrant exercisable to purchase one share of Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,